TOTAL FUND SOLUTION

MULTIPLE CLASS PLAN (Rule 18f-3 Plan)

on behalf of the

Cromwell CenterSquare Real Estate Fund

Pursuant to Rule 18f‑3 under the Investment Company Act of 1940, as amended (the “1940 Act”), this Multiple Class Plan (the “Plan”) sets forth the method for allocating fees and expenses among each class of shares (each a “Class” and collectively, the “Classes”) in the Cromwell CenterSquare Real Estate Fund (the “Fund”), a series of Total Fund Solution (the “Trust”). In addition, the Plan sets forth the maximum initial sales charges, contingent deferred sales charges (“CDSCs”), Rule 12b‑1 distribution fees, shareholder servicing fees, conversion features, exchange privileges and other shareholder services applicable to each class of shares of the Fund.
The Trust is an open-end series investment company registered under the 1940 Act, the shares of which are registered on Form N‑1A under the Securities Act of 1933. The Trust hereby elects to offer multiple classes of shares of the Fund pursuant to the provisions of Rule 18f‑3 and the Plan.

1.Class Designation. The Fund will offer three classes of shares to be known as Investor Class, Class Z and Institutional Class shares (each, a “Class,” and collectively, the “Classes”).

2.Class Characteristics. Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Investor Class:    Investor Class shares will be offered for sale at net asset value, with no initial sales charges or deferred sales charges. Investor Class shares may be subject to a shareholder servicing/sub-transfer agent fee up to 0.25% of the average daily net assets of the Fund attributable to Investor Class shares, computed on an annual basis. Investor Class shares do not pay distribution (12b-1) fees.

Class Z:    Class Z shares shall be offered without imposition of an initial sales charge or contingent deferred sales charge and are not subject to any Rule 12b-1 Plan Fees. Class Z shares shall be sold only to those investors meeting the eligibility requirements set forth in the Prospectus and SAI.

Institutional Class:    Institutional Class shares will be offered for sale at net asset value, with no initial sales charges or deferred sales charges. Institutional Class shares may be subject to a shareholder servicing/sub-transfer agent fee up to 0.15% of the average daily net assets of the Fund attributable to Institutional Class shares, computed on an annual basis. Institutional Class shares do not pay distribution (12b-1) fees.

3.Expense Allocations. The following expenses for the Fund will be allocated on a Class- by-Class basis, to the extent applicable and practicable: (i) fees under the Distribution Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class. Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Fund. Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.Conversions.

a.Voluntary Conversions. Upon request, holders of Investor Class shares of the Fund may convert to Institutional Class shares if they are eligible to qualify as Institutional Class shareholders as described in the prospectus for the Fund. Such conversion is considered to be tax-free.

b.Involuntary Conversions. Investors who hold Institutional Class shares of the Fund through a fee-based program, but who subsequently become ineligible to participate in the program or withdraw from the program, may be subject to conversion of their Institutional Class shares by their program provider to another class of shares of the Fund having expenses (including Rule 12b-1 fees) that may be higher than the expenses of the Institutional Class shares. Investors should contact their program provider to obtain information about their eligibility for the provider’s program and the class of shares they would receive upon such a conversion.

c.No Tax Consequences. There are no tax consequences for conversions and investors are not charged a redemption/exchange fee by the Fund. Any implementation of a conversion feature is subject to the continuing availability of a ruling or regulations of the Internal Revenue Service (“IRS”), or of an opinion of counsel or tax adviser, stating that the conversion of one Class of shares to another does not constitute a taxable event under federal income tax law. The conversion feature may be suspended if such a ruling, regulation or opinion is not available.

5.General. Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class. On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares. The Board of Trustees will take such action as is reasonably necessary to eliminate any conflicts that develop. The Fund’s investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise. Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act. This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.